Treasure Global Inc

276 5th Avenue Suite 704 #739

New York, NY 10001

August 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenna Hough

Re:	Treasure Global Inc Withdrawal of Registration Statement on Form S-1
File No. 333-281044

Ladies and Gentlemen:

On July 26, 2024, Treasure Global Inc (the “Company”) initially filed a Registration Statement on Form S-1 (File No. 333-281044) (together with the exhibits, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of its securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Sichenzia Ross Ference Carmel LLP, by calling Jeffrey Wofford at (646) 876-0618 or email at JWofford@SRFC.LAW.

Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Carlson Thow
Name:	Carlson Thow
Tile:	Chief Executive Officer

cc: Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP